UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 21, 2020

(Date of Report (Date of earliest event reported))

RISE COMPANIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 3.              Material Modifications to Rights of Securityholders

As recommended and approved by the Board of Directors (the “Board”), including all of the independent directors, of Rise Companies Corp. (the “Company”), on January 21, 2020, the Company received the requisite consent of its stockholders to the amendment of its Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) pursuant to an amendment and restatement of the Certification of Incorporation, to increase the authorized number of its shares of common stock by 10,000,0000 shares, all of which would be designated as Class B Common Stock. The total number of shares of common stock authorized to be issued is now 91,000,000, par value $0.0001 per share (the “Common Stock”), of which 43,000,000 are designated as “Class A Common Stock”, 20,000,000 are designated as “Class B Common Stock”, 10,000,000 are designated as “Class F Common Stock” and 18,000,000 are designated as “Class M Common Stock”.

The foregoing description of the amendment to the Company’s Certificate of Incorporation is qualified in its entirety by reference to the copy of the Second Amended and Restated Certificate of Incorporation attached hereto as Exhibit 2.1 and incorporated herein by reference.

Item 9.              Other Events

Offering Price for the Company’s Common Shares

Effective January 21, 2020, the offering price per share of the Company’s Class B Common Stock will increase from $8.45 to $8.87. Investors will pay the most recent publicly announced offering price as of the date of their subscription.

Certain 2019 Performance Metrics

The Company has historically offered its Program investors attractive risk-adjusted returns; the time-weighted weighted average annualized return across all of the Company’s sponsored investment programs was approximately 9.47% in 2019.  However, no assurance can be given that the Programs sponsored by the Company will achieve such results in the future, as past performance is not indicative of future results.

Amendment to 2014 Stock Option and Grant Plan

As recommended and approved by the Board, including all of the independent directors, on January 21, 2020, the Company received the requisite consent of its stockholders to the amendment of its 2014 Stock Option and Grant Plan (the “Plan”) pursuant to an amendment and restatement of the Plan, to increase the number of shares of Class A Common Stock eligible for grant under the Plan by 5,500,000 shares of Class A Common Stock, from 4,600,000 shares to 10,100,000 shares.

The foregoing description of the amendment to the Company’s Plan is qualified in its entirety by reference to the copy of the Second Amended and Restated 2014 Stock Option and Grant Plan attached hereto as Exhibit 6.2 and incorporated herein by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Offering Statement on Form 1-A dated July 24, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in the Company’s periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No.	Exhibit Title
2.1	Second Amended and Restated Certificate of Incorporation
6.2	Second Amended and Restated 2014 Stock Option and Grant Plan

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE COMPAnIES CORP.

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:  January 21, 2020